FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2004

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A.

(Exact name of registrant as specified in its charter)

Kingdom of Spain

(Jurisdiction of Incorporation)

Plaza de San Nicolás 4

48005 Bilbao Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

          Yes                                   No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

          Yes                                   No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

          Yes                                   No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

Item
1.	Request of BBVA shares in Argentina

2.	BBVA: payment of Final Dividend

3.	BBVA: 1Q04 Financial Results Release

1. Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) reports that the Board of Directors hold on March, 30 2004, using the authority conferred by the Company’s General Shareholder Meeting, February, 28th 2004 (informed as significant event that day), has resolved to request to the argentinian authorities the delisting of the BBVA shares from the public offer market of the República Argentina and from the Buenos Aires Stock Exchange.

2. FINAL DIVIDEND

The BBVA General Shareholders’ Meeting held on February 28th, 2004, approved a total dividend per share for 2003 of 38.4 eurocents (Significant Event of 28 February 2004 regarding the passed resolutions of the last General Shareholders Meeting), which is a 10.3% increase with regards to the 2002 dividend paid against 2002 results. The three interim dividends (July, October 2003 and January 2004) totalled 27 eurocents. Consequently, a final dividend of 11.4 eurocents will be paid for each of all the current issued shares (3,390,852,043). On February 28th, 2004, BBVA General Shareholders Meeting approved the distribution of a final dividend on April 10th, 2004. Due to the fact that the 10th of April is not a working day for the Stock Exchange, the payment will be postponed until the next immediate working day.

Gross dividend: 11.4 eurocents

(Withholding tax rate 15%)

Business days:

•	Payment: Tuesday, April 13th, 2004

•	Record: Thursday, April 8th, 2004

•	Ex-dividend: Tuesday, April, 13th, 2004

3. 1Q04 FINANCIAL RESULTS RELEASE

BBVA 1Q04 Results will be released next 26th of April. All the information related to these results will be sent by e-mail and will also be available on the website: www.bbva.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: April, 1st 2004	By:	/s/ Javier MALAGON NAVAS
	Name:	Javier MALAGON NAVAS
	Title:	Authorized Representative of Banco Bilbao Vizcaya Argentaria, S.A.